UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 31, 2022

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp. filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536), the Registration Statement of Atlas Corp. filed with the SEC on July 16, 2021 on Form F-3 (Registration No. 333-257967), and the Registration Statement of Atlas Corp. filed with the SEC on March 25, 2022 on Form S-8 (Registration No. 333-263872).

Information Contained in this Form 6-K Report

Merger Agreement

On October 31, 2022, Atlas Corp. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Poseidon Acquisition Corp. (“Poseidon”), and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”). Poseidon is an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of the Company, Ocean Network Express Pte. Ltd. (“ONE”), and certain of their respective affiliates (collectively, the “Consortium”). The Consortium collectively holds approximately 68% of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Shares”). Following completion of the Merger, Washington and Fairfax will own a majority of the equity of the Company.

At the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, each Common Share issued and outstanding immediately prior to the Effective Time, other than Common Shares held by Fairfax, Washington and Mr. Sokol (together with certain shares held by Bing Chen, President and CEO of the Company, the “Rollover Shares”), will be converted into the right to receive $15.50 per share in cash (the “Merger Consideration”). As a result of the Merger, the Common Shares will be delisted from the New York Stock Exchange (“NYSE”). Each share of preferred stock of the Company issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and continue to trade on the NYSE, and no consideration shall be delivered in respect thereof.

At the Effective Time, pursuant to the Merger Agreement, each restricted stock unit (an “RSU”) and each phantom share granted under the Company’s incentive plans, if vested as of the Effective Time, will convert into the right to receive the Merger Consideration plus the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU as of the Effective Time. If any RSU is not vested as of the Effective Time, then at the Effective Time, such RSU will convert into the right to receive, at the time at which such RSU would have been settled in Common Shares by its terms (as in effect immediately prior to the Effective Time), the Merger Consideration, plus the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU as of the Effective Time. At the Effective Time, pursuant to the Merger Agreement, each outstanding option granted under the Company’s incentive plans (an “Option”), as of the Effective Time, will automatically be canceled and converted into (i), if vested, an amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option, or (ii) if not vested, the right to receive, at the time at which such Option would have become vested by its terms (as in effect immediately prior to the Effective Time), an amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option. At the Effective Time, pursuant to the Merger Agreement, each unvested Common Share granted under the Company’s incentive plans that remains (a “Restricted Share”), other than any Rollover Shares, will automatically be canceled and converted into a right to receive, at the time at which such Restricted Share would have vested by its terms (as in effect immediately prior to the Effective Time), the Merger Consideration, plus the value of any dividend-equivalent right payments accrued but not yet paid with respect to such Restricted Share as of the Effective Time.

Concurrently with the execution of the Merger Agreement, Poseidon and the holders of the Rollover Shares, as well as Mr. Chen, entered into certain rollover and contribution agreements, pursuant to which such holders will contribute to Poseidon the number of Common Shares set forth therein in exchange for a number of Poseidon common shares equal to the number of Common Shares contributed. Also, prior to or concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, ONE, Washington and Mr. Sokol have committed, subject only to the terms and conditions set forth therein, to provide Poseidon and Merger Sub with equity financing in connection with the transactions contemplated in the Merger Agreement in the amounts set forth therein.

The Merger Agreement and the terms of the transactions contemplated thereby, including the Merger, were negotiated on behalf of the Company by a special committee of the Board of Directors of the Company (the “Board”) consisting solely of independent and disinterested directors (the “Special Committee”), with the assistance of the Special Committee’s financial advisor and legal advisors. The Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of, the Unaffiliated Shareholders (as defined in the Merger Agreement), and recommended that the Board (i) determine that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of, the Unaffiliated Shareholders, (ii) declare the Merger Agreement and the transactions contemplated thereby, including the Merger, advisable, (iii) authorize and approve the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, and (iv) recommend that the common shareholders of the Company vote to approve and adopt the Merger Agreement in accordance with the Business Corporations Act of the Republic of the Marshall Islands.

Based on the recommendation of the Special Committee, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the common shareholders of the Company vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Company will call a special meeting of the common shareholders (“Company Shareholder Meeting”) for the purpose of voting on the adoption of the Merger Agreement. The consummation of the Merger is conditioned on adoption of the Merger Agreement by holders of at least (x) a majority of the voting power of the issued and outstanding Common Shares other than those held by any member of the Consortium, Merger Sub, any executive officers or directors of the Company, or any of their respective affiliates, associates or immediate family members and (y) a majority of the voting power of the issued and outstanding Common Shares entitled to vote thereon at the Company Shareholder Meeting or any adjournment or postponement thereof. In connection with the execution of the Merger Agreement, Fairfax, Washington and Mr. Sokol entered into certain voting and support agreements, pursuant to which such shareholders agreed, among other things, to vote all of their Common Shares in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, at the Company Shareholder Meeting.

The consummation of the Merger is also subject to certain other conditions, including (i) obtaining certain third-party consents, (ii) the receipt of regulatory approvals, (iii) the absence of any law or order that is in effect and enjoins, restrains or otherwise prohibits the consummation of the Merger, (iv) the accuracy of the representations and warranties of Poseidon and Merger Sub, on the one hand, and of the Company, on the other hand, as contained in the Merger Agreement (subject to certain materiality qualifiers, as applicable), (v) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on the Company and (vi) compliance by Poseidon and Merger Sub, on the one hand, and by the Company, on the other hand, in all material respects with their or its obligations required to be performed by them or it under the Merger Agreement on or prior to the closing date of the Merger.

The Merger Agreement may be terminated by Poseidon or the Company (which, in the case of the Company, must be approved by the Special Committee) under certain circumstances, including, among others, by either Poseidon or the Company if the closing of the Merger has not occurred on or before June 30, 2023 (subject to 60-day extension under certain circumstances), and further provides that, upon termination of the Merger Agreement under certain circumstances, the Company may be required to pay Poseidon a termination fee equal to $60.0 million. In addition, in the event of certain termination events, the members of the Consortium, on the one hand, and the Company, on the other hand, have agreed to reimburse the other for transaction expenses up to $17.0 million pursuant to an expense reimbursement agreement.

The representations, warranties, covenants and agreements of each of the Company, Poseidon and Merger Sub contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties, covenants and agreements (i) have been made only for purposes of the Merger Agreement, (ii) in the case of the Company, have been qualified by certain matters disclosed in certain of the Company’s filings with the SEC, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included as an exhibit to this Current Report on Form 6-K only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of the parties or any of their subsidiaries or affiliates. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 24, 2022, and its other filings with the SEC.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

The Company issued a press release on November 1, 2022 announcing the execution of the Merger Agreement. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This report contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this report. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this report. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and are difficult to predict. These risks and uncertainties include the risks that the Merger may not be consummated or the benefits contemplated therefrom may not be realized. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the SEC, which include, but are not limited to, those found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 24, 2022, and its other filings with the SEC.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, by and among Atlas Corp., Poseidon Acquisition Corp. and Poseidon Merger Sub, Inc., dated as of October 31, 2022.

99.1	Press Release dated November 1, 2022.

*	Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: November 1, 2022	By:	/s/ Andrew E. Derksen
Andrew E. Derksen
Corporate Secretary and General Counsel